David Lubin & Associates, PLLC
10 Union Avenue
Suite 5
Lynbrook, New York  11563
Telephone: (516) 887-8200
Facsimile: (516) 887-8250

January 17, 2011

Via EDGAR
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.W.
Washington, D.C. 20549-0406
Mail Stop 3030
Attention: Ms. Janice McGuirk, Examiner

Re:	Iconic Brands, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009, filed April 16, 2010;
Form 10-Q for Fiscal Quarter Ended March 31, 2010, filed May 13, 2010; and
Form 10-Q for Fiscal Quarter Ended June 30, 2010, filed August 16, 2010
File No. 0-53162

Dear Ms. McGuirk:

Iconic Brands, Inc. (the “Company”), a Nevada corporation, herewith files with the Securities and Exchange Commission (the "Commission"), Amendment No. 1 to the Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2009 (the "10-K Amendment "), Amendment No.1 to the Quarterly Report on Form 10-Q for the Fiscal Quarter Ended March 31, 2010 (the “March Amendment”), and Amendment No.1 to the Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2010 (the “June Amendment”),  in response to the Commission's comments, dated December 14, 2010. Reference is hereby made to Form 10-K for Fiscal Year Ended December 31, 2009 (the “Annual Report”), filed April 16, 2010; Form 10-Q for Fiscal Quarter Ended March 31, 2010, filed May 13, 2010; and Form 10-Q for Fiscal Quarter Ended June 30, 2010, filed August 16, 2010.

In addition to the 10-K Amendment, the March Amendment, and June Amendment, the Company supplementally responds to all the Commission's comments as follows:

Additional Issuances of Common Stock, page 8

1.	Please provide the disclosure required by Item 701 of Regulation S-K for each transaction in this section.

Response: We note the Commission’s comment and submit that the 10-K Amendment has been revised to included the information required by Item 701 of Regulation S-K, namely, the securities sold, name of purchasers, consideration , exemption from registration claimed, term of conversion or exercise and use of proceeds. Please refer to page 15 of the 10-K Amendment.

Management’s Discussion and Analysis of Financial Condition…page 8

2.
The Management’s Discussion and Analysis section is one of the most critical aspects of your disclosure. As such, please revise this section to provide a more detailed executive overview to discuss the events, trends, and uncertainties that management view as most critical to your future revenue, financial position, liquidity, plan of operations and results of operation, to the extent known and foreseeable. To assist you in this regard, please refer to the Commission Guidance Regarding Management’s Discussion and results of operation, Release Nos. 33-8350 (December 19, 2003) at http://www.sec.gov/rules/interp/33-8350.htm. This guidance is intended to elict more meaningful disclosure in MD&A, with general emphasis on the discussion and analysis of known trends, demands, commitments, events, and uncertainties, and specific guidance on disclosures about liquidity, capital resources, and critical accounting.

Response: We acknowledge the Commission’s comment and have revised the 10-K Amendment to provide more meaningful disclosure in the Management’s Discussion and Analysis.

3.
Please provide a more detail discussion as to the reasons for the changes in the results of operations. For instance, please discuss in greater detail the refocus on celebrity branded products and how that resulted in the sales decreasing by over 50% for 2009 as compared to 2008.

Response: We note the Commission’s comment and the 10-K Amendment has been revised to reflect that the changes in the results of operations are a direct result of the state of the economy and the company’s inability to raise capital, which caused the company to refocus its limited resources in marketing, promoting and distributing its celebrity and organically branded products, which resulted in a 50% decreased in sales for 2009 as compared to 2008. Please refer to page 22 of the 10-K Amendment.

4.
Please provide a more detailed discussion of liquidity and capital resources and your source of funding.  We note the disclosure in footnote six to the financial statements that indicate that you have debt past due of $175,000 as of December 31, 2009. Please include a discussion in this section.

Response: We note the Commission’s comment and the 10-K Amendment has been revised to provide a more detailed discussion of liquidity and capital resources as well the Company’s source of funding, including the information set forth in footnote six of the financial statements for the year ended December 31, 2009.

Part III

Directors, Executive Officers, Promoters…page 15

5.
Please provide the disclosure required by Item 401(2)(1) of Regulation S-K for each director regarding specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director of the Company at the time the disclosure is made.

Response: The 10-K Amendment has been revised to reflect the Commisson’s comment. Please refer to page 57 of the 10-K Amendment.

Executive Compensation, page 16

6.
We note that your named executive officers did not receive any compensation in 2009 even though they have employment agreements, and the amounts received in 2008 were considerable less that the employment agreement amounts. Please provide in the narrative of the summary compensation table the reason for no salaries were paid in 2009 and decreased salaries in 2008. To the extent the salary has been deferred, we direct your attention to Instruction 4 of Item 402(n) of Regulation S-K.

Response:  We note the Commission’s comment and the 10-K Amendment has been revised to clarify that the unpaid salaries to executives in 2009 and 2008 were deferred. Please refer to page 16 of the 10-K Amendment.

Certain Relationship and Related Transactions, page 17

7.	Please provide the disclosure required by Item 404 of Regulation S-K. For Instance, we note that the amounts owed to related parties, as set forth in footnote six of the financial statements.

Response: We note the Commission’s comment and the 10-K Amendment has been revised to include a discussion of the various transactions between the Company and its executive officers, directors and shareholders. Please refer to page 17 of the 10-K Amendment for a discussion of the various transactions.

Exhibits

8.
Please file or incorporate by reference the exhibits required by Item 601 of Regulation S-K and list in the exhibit index.  See for guidance Question 146.02 to the Compliance and Disclosure Interpretations.

Response: We note the Commission’s comment. The 10-K Amendment, March Amendment and June Amendment have been revised to include a list of the documents filed as exhibits to the Company’s filings. Please see Item 15 of the 10-K Amendment for a list of documents filed or incorporated by reference.

9.
We note that you have a perpetual license agreement with Seven Cellos LLC. Please file the agreement as an exhibit. We are only able to locate the addendum to the agreement that was filed with the Form 8-K filed on June 16, 2009.

Response:  We note the Commission’s comment. The License Agreement has been filed as Exhibit 10.5 to the 10-K Amendment.

10.
In addition, we note the other license agreement and the manufacturing agreement. Please file these as exhibits or explain why you believe these agreements are not material. We also not your reference to the employment contracts on page 12. Please file as exhibits.

Response: We note the Commission’s comment and the following additional documents have been filed as exhibits to the 10-K Amendment:

(a)	Exclusive Manufacturing Agreement, dated August 2007, with Fagema Sorrento Delizie Di De Luca Antonino and Scala Antonino, filed as Exhibit 10.12 to the 10-K Amendment; and.

(b)	Merchandising Agreement dated June 12, 2009 between the Company and Paramount Licensing, Inc., filed as Exhibit 10.10 to the 10-K Amendment;

11.
We note that Exhibit 10.1 to the Form 8-K, filed on June 16, 2009, Exhibit 10.1 to Form 8-K filed August 25, 2009, and Exhibit 10.1 to the second Form 8-K filed August 25, 2009 are missing exhibits and or schedules. Please confirm that you will file exhibits in their entirety with your next periodic report.

Response:  We note the Commission’s comment and have refilled the Termination Agreement (Exhibit 10.3 to the 10-K Amendment), and Exclusive Manufacturing Agreement (Exhibit 10.4 to the 10-K Amendment), in their entirety.  The Subscription Agreement will be filed with the Company's next period filing.

Signature

12.	Please include the signature of your controller or principal accounting officer as required by Form 10-K. See General Instructions D(2) to Form 10-K.

Response: Since the filing of the Annual Report, William Blacker has resigned as Chief Financial Officer and Richard DeCicco has been appointed to the position. As a result the 10-K Amendment has been signed by Mr. DeCicco as Principal Executive, Financial and Accounting Officer.

Consolidated Statement of Operations, page F-3

13.
Please revise your earnings per share presentation to reflect the recapitalization of the period preceeding the merger by applying the exchange ratio established in the merger agreement (i.e. the ration of the number of shares issued by the legal acquirer in exchange for the number of shares of the legal target/accounting acquirer).

Response: As now discussed in Note 11 restatement of the Financial Statements in the 10-K Amendment, we have revised our earnings per share presentation to reflect the recapitalization in the period preceding the merger.

Consolidated Statement Changes in Stockholders’ Equity (Deficiency), page F-4

14.
It appears your issuance of 15,158,000 common shares to acquire Harbrew Imports, Lts is in addition to the 27,352,301 common shares described in footnotes one and seven. Tell us and add disclosure stating the name of the individual(s) receiving the 15,158,000 shares and the business purpose for their issuance. Also, explain to us and disclose the 975,000 shares issued included in the 19,634,112 shares that are also not explained in your summary of shares issued in connection with the Merger Agreement at page F-14.

Response: The 15,158,000 common shares represent the outstanding shares of Iconic Brands, Inc. (formerly Paw Spa, Inc.) prior to the acquisition of Harbrew Imports, Ltd. on June 10, 2009.  These shares were issued by Paw Spa from its inception on October 21, 2005 to just prior to the June 10, 2009 reverse acquisition.  As Harbrew was the accounting acquirer, the issuances are not included in the consolidated financial statements prior to June 10, 2009.  According to the Paw Spa, Inc. December 31, 2008 Form 10-K, “As of February 29, 2009, there are 45 holders of record for our common stock”. The 975,000 unspecified shares were issued to eight employees (total of 850,000 shares) and a law firm (125,000).  Note 7 Stockholders’ Equity has been revised, in the paragraph discussing the issuance of the 27,352,301 shares on June 10, 2009 pursuant to the terms of the Merger Agreement, to add such disclosures.

15.
Under Item 1 on page one you disclosed the Company issued 27,151,984 common shares to designee of Harbrew New York at the closing of the merger.  This amount corresponds with section 2.04)d) of the Merger Agreement filed as Exhibit 2.1 of your 8-K filed June 16, 2009 and F-14 you disclosed the issuance of 27,352,301 common shares, a difference of 200,317 shares. Please revise your disclosure to consistently state the number of shares actually delivered in the merger.

Response:  We have corrected the amounts under Item 1 on page one to conform with amounts actually delivered per pages F-6 and F-14 of 27,352,301 in the 10-K Amendment.

Notes to Financial Statements, page F-6

7. Stockholders’ Equity page F-13

16.
We note that Series B Preferred Stock permit holders the option to settle by converting into common stock at the lower of two dollars per share or the volume weighted average price per share for the 30 trading days prior to the conversion date. Since an option exist to settle by issuing a variable number of common shares, please tell us why you have not presented this as a liability under the provisions of FASB ASC 480-10-25-14(a). See ACS 480-10-55-22 for a further discussion.

Response: As now discussed in Note 11 restatement of the Financial Statements in the 10-K Amendment, the Series B Preferred Stock has been reclassified in the Consolidated Balance  Sheet at 12/31/09 as a liability in accordance with ASC 480-10-55-25-14(a).

Note 7  Stockholders’s Equity in the 10K Amendment has been revised to include a discussion of ASC 480-10-55-25-14(a) which is cross-referenced to Note 11 restatement of previously issued Financial Statements which describes the impact of reclassifying this equity security with characteristics of a liability from a component of Stockholders’ Deficiency to Liabilities.

Item 15. Exhibits , Financial Statements Schedules

17.	Please amend your filings to include the certifications required for the principal financial officer. See Item 601(b) 31 and 32 of Regulation S-K.

Response: Since the filing of the Annual Report, William Blacker has resigned as Chief Financial Officer and Richard DeCicco has been appointed to the position. As a result the Certifications have been signed by Mr. DeCicco as Principal Executive, Financial and Accounting Officer.

General

18.	Please amend your Form 10-Q for the quarter ended March 31, 2010 and June 30, 2010 to comply with the Management Discussion and analysis comments.

Response:  We acknowledge the Commission’s comment and have filed the March Amendment and the June Amendment to comply with the Management Discussion and Analysis comments.

The Company respectfully submits via EDGAR the foregoing responses to the Commission and the Amendment. The Company also acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please address any further questions or comments to the undersigned at the above-referenced telephone and fax numbers. Thank you very much.

Very truly yours,

/s/David Lubin
David Lubin

cc: Richard J. DeCicco, President